SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2011

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2011, incorporated by reference herein:

Exhibit

99.1   Release dated June 23, 2011, entitled "DRDGOLD SUSPENDS FINANCIAL ASSISTANCE TO BLYVOOR".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: June 23, 2011   By: /s/ Themba Gwebu
                                           Name: Themba Gwebu
                                           Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD")

DRDGOLD SUSPENDS FINANCIAL ASSISTANCE TO BLYVOOR

DRDGOLD shareholders are advised that the board of directors of DRDGOLD ("DRDGOLD Board") has decided to suspend financial assistance to DRDGOLD's 74%-owned subsidiary, Blyvooruitzicht Gold Mining Company Limited ("Blyvoor").

The decision follows the promulgation of the new Companies Act, No.71 of 2008, as amended ("the Act") that requires directors of parent companies to seek the consent of the parent company shareholders and then to consider the effects on the solvency and liquidity of the parent company as conditions precedent to the provision of financial assistance to subsidiaries.

Blyvoor's production has been trending down as a result of a drop in grade, public holiday interruptions and seismicity-related work stoppages, while costs have increased due mainly to higher electricity charges, and particularly power utility Eskom's winter tariff which adds R11 million a month to overhead costs.

Blyvoor requires an estimated R80 million in financial assistance through to December 2011. DRDGOLD has maintained an internal revolving credit facility for Blyvoor since it came out of judicial management in April 2010, but this facility is now fully drawn down.

The board of directors of Blyvoor ("Blyvoor Board") has, in response to the DRDGOLD Board's decision, resolved to begin business rescue proceedings for Blyvoor in terms of Chapter 6 of the Act. The business rescue process provided for in Chapter 6 of the Act replaces the judicial management process in the previous Companies Act, No. 61 of 1973, as amended.

The DRDGOLD Board supports the decision of the Blyvoor Board, and expressed the view that the business rescue proceedings are an improvement on judicial management in a number of key respects. Most notable is the fact that the business rescue practitioner is a professional appointed by the distressed company from a pool of certified rescue practitioners, whose function it is to rescue the business. Judicial managers, by contrast, were appointed by the Master of the High Court from a pool of people whose main business involved the liquidation of companies.

The Act also provides clear guidelines on the business rescue process, which is designed to run for a pre-determined three-month period, unless extended by a court application. During this time, the rescue practitioner must formulate and implement a rescue plan with the co-operation of the distressed company's board of directors. Blyvoor would enjoy a moratorium against civil claims while under rescue proceedings.

Blyvoor's Board will appoint the rescue practitioner as soon as it receives a list from the Commissioner of Companies of accredited practitioners.

Commenting on DRDGOLD's previously-announced intention to dispose in whole or in part of its 74% interest in Blyvoor, Chief Executive Officer Niël Pretorius said that discussions are ongoing with three parties, and that business rescue proceedings will not interfere with these.

"In fact the business rescue process will preserve the asset while it seeks a solution for its cash flow issues. It will also provide Blyvoor with an opportunity to make submissions to The Industrial Development Corporation for development capital, canvass Eskom to reconsider cancellation or deferral of winter tariffs, and continue negotiations with neighbouring mines on the development of shared opportunities," Pretorius said.

Roodepoort
23 June 2011

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